Exhibit (a)(2)

Kaiser Ventures LLC

3633 E. Inland Empire Blvd., Suite 480

Ontario, California 91764

October 2, 2008

Re: Recommendation to Reject Both the MacKenzie Offer of $.50 and a Planned Company Offer of $1.00 and Other Important Information Regarding the Offers

Dear Fellow Unitholder:

The Board of Managers of Kaiser Ventures LLC recommends that you REJECT a recent offer made by MacKenzie Patterson Fuller, LP and its associates to buy your Kaiser Units:

o	Your Board has concluded that the MacKenzie Offer is inadequate, would pay you only a small fraction of the expected distributions from your Units and has a number of other significant defects.

o	While the actual price MacKenzie would pay you cannot be determined, it is certainly materially less than the advertised $.50 per Unit and you could actually receive nothing for your Units. MacKenzie itself estimates the Units to be worth approximately $3.10, and Kaiser has publicly announced that distributions could be $6.00 to $8.00 per Unit with a successful sale of its Eagle Mountain landfill project. Even if the landfill project is not successful, the future distributions on Kaiser Units are still estimated to be several times the MacKenzie Offer.

We believe the MacKenzie Offer is an opportunistic attempt to acquire Units at an unreasonable discount. Every one of Kaiser’s managers and executive officers has confirmed that they agree with this recommendation and do not intend to tender their Units.

If you have already tendered your Units in the MacKenzie Offer, you still have the right to withdraw them, but we urge you to do so quickly before the relevant time period expires. For your convenience, a notice of withdrawal has been attached.

We are aware that some of you may have needs for liquidity, diversification, risk reduction or simplification of tax reporting which cannot be satisfied through other reasonable means, and therefore may wish to sell even if you must do so at a very low price. To accommodate that need, your Board has authorized Kaiser to make an offer to purchase up to 700,000 Units at $1.00 per Unit, less transfer costs but in an amount not to exceed $.10 per Unit. Your net price will never be less than $.90 per Unit. However, your Board believes that even this much higher price does not represent fair value for your Units and accordingly recommends that you not accept the Company Offer. However, if you decide for your own reasons to sell your Units, the Company Offer is expected to pay at least twice as much as the MacKenzie Offer.

Here are some of the reasons that your Board recommends that you reject the MacKenzie Offer:

•	MacKenzie will pay you only a fraction of any measure of the real value of Kaiser:

o	MacKenzie’s own stated value for your Unit is approximately $3.10;

o	We have consistently projected the expected distributions from your Units to be $6.00 to $8.00 if the Eagle Mountain landfill litigation is favorably resolved and we complete the pending sale of the landfill project. Even if the landfill project is not successful, the future distributions on Kaiser Units are still estimated to be several times the MacKenzie Offer. In addition, these distributions do not include any value for a number of other potentially valuable assets of Kaiser, including the water from its wells, the sale of rock stockpiled at Eagle Mountain not used in the landfill project, and the development of our Lake Tamarisk land.

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The net price of the MacKenzie Offer is expected to be less than half what you would receive from the Company Offer. While your Board believes that even the higher price of the Company Offer does not represent fair value for your Units and accordingly recommends that you not accept this Company Offer, if you decide for your own reasons to sell your Units, the Company Offer is expected to pay at least twice as much as the MacKenzie Offer.

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The net price you receive in the MacKenzie Offer price is uncertain, but will be significantly less than the advertised $.50, and could be zero. MacKenzie is deducting certain Transfer Costs[1] from any proceeds it pays you. Because MacKenzie has not capped those Transfer Costs, you simply cannot determine how low MacKenzie’s offer price could go. It will depend on the number of Units MacKenzie purchases, the number of Unitholders from whom MacKenzie buys, and the amount of the Transfer Costs. The amount you receive could even be reduced to zero if relatively few of your fellow Unitholders tender.

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Tendering now will deprive you of any opportunity to benefit from our 9th Circuit appeal, where a decision is expected soon. When your fellow Unitholders voted to move forward as a limited liability company, Kaiser informed you that distributions of between $6.00 and $8.00 per Unit could be realized on the success of the pending sale of the Eagle Mountain project. Admittedly, that sale has been tied up in litigation, which has taken far longer than anyone originally anticipated. However, Kaiser completed oral arguments in the appeal pending in the U.S. 9th Circuit Court of Appeals concerning the completed land exchange (discussed in Kaiser’s SEC filings) in December 2007. Although the timing of a decision is in the discretion of the Court, decisions are generally rendered six to twelve months following oral arguments. This means that Kaiser could receive a decision at any time. A favorable outcome could make completion of the sale of the landfill project at Eagle Mountain more viable, and would likely increase, probably substantially, the value of Kaiser and your Units. Tendering your Units now would deprive you of any opportunity to benefit from a favorable decision.

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According to MacKenzie, “Transfer Costs” include: (1) the costs Kaiser incurs in fulfilling its fiduciary and statutory duties to respond to the offer and give Unitholders its recommendation, (2) the costs Kaiser incurs in fulfilling its SEC obligation to prepare its Schedule 14D-9 and any other related SEC filings, (3) transfer fees charged by Kaiser’s transfer agent, (4) attorney fees incurred in connection with the offer, (5) attorney and tax advisory fees incurred in analyzing the tax impact of the offer, and (5) all other legal and advisory costs that Kaiser determines are related to the offer.

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If you tender, you will not reap benefits from future distributions. MacKenzie incorrectly states both that your Board has given no indication when Kaiser will be liquidating and that Kaiser has never paid a distribution. In truth, your Board has been pursuing a plan for the orderly liquidation of Kaiser called the “Cash Maximization Plan”. When Kaiser was converted into a limited liability company, we made a $10.00 per Unit distribution and a previous distribution of $2.00 per Unit for a total of $12.00. Although the anticipated sale of Eagle Mountain has been delayed by litigation, Kaiser has repeatedly reiterated that it anticipates making distributions promptly upon receiving its share of the proceeds from any sale of the Eagle Mountain landfill project or from any other funds that may become available for distribution. If you tender your Units in the MacKenzie Offer and they are accepted, then MacKenzie, and not you, will receive distributions from Kaiser for those Units.

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Other terms of the MacKenzie Offer could be disadvantageous to you. Your Board urges you to read the MacKenzie Offer Documents very carefully, and to compare them to this document and Kaiser’s public documents. Moreover, MacKenzie has included language on the back of the Letter of Transmittal “form” which would be a legally binding contract and could impose liability on you. Those terms include (among other matters) an agreement to arbitrate any disputes and to subject yourself to personal jurisdiction in California. In addition, you would be responsible for advancing half of the costs of any arbitration. Because MacKenzie has chosen to have your Units held by one of its affiliate before they are purchased, the MacKenzie Offer warns you that MacKenzie “may have access to the securities before all conditions to the Offer have been satisfied and selling Unitholders have been paid.”

You should be aware that the MacKenzie Offer (and any Company Offer by Kaiser) is prohibited under our Operating Agreement if it could result in Kaiser being treated as a “publicly traded partnership” (which could have a significant negative impact on all of the other Unitholders). MacKenzie’s initial offer specifically stated that the “IRS could determine that the Units are readily traded on a secondary market by virtue of the fact that there have been some tender offers” for the Units. In its revised disclosure, MacKenzie attaches a draft opinion from Dan Dahlen, Esq., a general solo practitioner, who purports to be special counsel to Kaiser, although Kaiser never retained, nor even had any contact with, Mr. Dahlen. We are reviewing this issue, and will let you know once we make a determination (within a week or two). If that conclusion is adverse, we do not expect either the MacKenzie Offer or the Company Offer to close. If that conclusion is favorable, we expect to proceed with the Company Offer regardless of the decision of MacKenzie.

In summary, your Board recommends that you reject the MacKenzie Offer and the Company Offer. However, if you must sell your Units, the Company Offer is expected to pay at least twice as much as the MacKenzie Offer.

In making your decision, you should carefully evaluate your short-term and long-term financial objectives with respect to your investment in Kaiser and make your decision whether to tender or refrain from tendering your Units and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to Kaiser’s prospects and outlook, (iv) an analysis and review of all publicly available information about us, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant. Although your Board recommends that you do not accept the Company Offer, if despite that recommendation you conclude that you must sell, your Board strongly recommends that you accept the Company Offer rather than the MacKenzie Offer. Your Board further recommends that, even if you were otherwise inclined to tender your Units to MacKenzie, you wait to see if MacKenzie provides information on the actual price you will receive before making a decision.

Under any circumstances, you should be aware that a sale of your Units may have significant tax consequences. Please consult with your tax advisor about the impact of a sale in your particular situation.

If you need further information about your options, please feel free to contact us at 3633 E. Inland Empire Blvd., Suite 480, Ontario, California 91764 or by telephone at (909) 483-8500.

Sincerely,

/s/ Richard E. Stoddard
Richard E. Stoddard, Chairman of the Board of Managers

The Company Offer, which we intend to commence if the Publicly Traded Partnership question is favorably resolved, will be made pursuant to certain documents including a Tender Offer Statement. You should wait to make any decision about the Company Offer until you read our Tender Offer Statement and other materials when they are available, because they will contain important information. We will send you a copy of our Tender Offer Statement and related documents free of charge; in addition, the documents relating to the Company Offer, as well as copies of each of the MacKenzie Offer Documents, will be available on the SEC’s website at http://www.sec.gov after they are filed.

Safe Harbor Statement: Statements in this letter to Unitholders which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties, and assumptions. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. Our business could be affected by a number of other factors, including the risk factors listed from time to time in our reports including, but not limited to, the annual report on Form 10-KSB for the year ended December 31, 2007, and the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008 and June 30, 2008.

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